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September 15, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cannarella
Yong Kim
Claudia Rios
Liz Packebusch

Re:	WaterBridge Infrastructure LLC
Response to Letter dated September 12, 2025
Amendment No. 2 to Registration Statement on Form S-1
Filed September 8, 2025
File No. 333-289823

To the addressees set forth above:

On behalf of our client, WaterBridge Infrastructure LLC (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 12, 2025 (the “Comment Letter”) with respect to Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission by the Company on September 8, 2025 (“Amendment No. 2”). Concurrently with the submission of this letter, the Company has filed Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3” or the “Registration Statement”).

For your convenience, we have included the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise indicated. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 3.

Registration Statement on Form S-1 filed September 8, 2025

Our Assets, page 4

1.
We reissue comment two from our May 15, 2025 letter in part. We note that, on April 1, 2025, you announced the launch of an open season to solicit commitments from E&P companies to support your construction of a large diameter transportation pipeline, which you refer to as the "Speedway Pipeline," that will extend across the northern Delaware Basin and connect Eddy and Lea counties to out-of-basin pore space in the Central Basin Platform owned by LandBridge. Please expand your disclosure to discuss the timing and anticipated cost of development of this asset.

September 15, 2025 Page 2

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 4 and 142-143 of Amendment No. 3.

Our Operating Agreement will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of, page 71

2.
Your risk factor heading states that your Operating Agreement will provide that the federal district courts will be the sole and exclusive forum for Securities Act claims. However, your Operating Agreement filed as Exhibit 3.3 specifies that the United States District Court for the District of Delaware shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosure here and at page 202 to be consistent with your Operating Agreement or advise.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 70-71 and 201 of Amendment No. 3.

* * * *

September 15, 2025 Page 3

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (713) 546-7486 or my colleague, Ryan J. Maierson, at (713) 546-7420.

Very truly yours,

/s/ Thomas G. Brandt

Thomas G. Brandt

of LATHAM & WATKINS LLP

cc: Harrison F. Bolling, WaterBridge Infrastructure LLC

Scott L. McNeely, WaterBridge Infrastructure LLC

Ryan J. Maierson, Latham & Watkins LLP